Exhibit F

                    LETTER TO THE ISSUER'S BOARD OF DIRECTORS

                                                                   June 28, 2007



Board of Directors
Griffon Corporation
100 Jericho Quadrangle
Jericho, New York 11753

To Griffon Board Members:

          We were deeply disappointed with Mr. Blau's response to our last letter to the Board, dated May 30, 2007, proposing a public recapitalization of the Company. Our letter reflected a good faith proposal to unlock shareholder value, while the response contained a significant number of clear mischaracterizations of our proposal and our intentions, including the following:

          o Our public recapitalization proposal is not "indefinite". Its terms were set forth with specificity, and when we later discussed it with your investment bankers; they seemed to understand it quite clearly.

          o We are not attempting to "take control" of the Company with only a $65 million investment. In reality, we are attempting to RETURN control of the Company to the stockholders and, to achieve this, our proposal reflects an ADDITIONAL investment of $65 million that, when added to our existing position as the second largest stockholder, and combined with the proposed 50% reduction in shares as a result of the tender offer, would result in our owning close to 20% of the Company. To be clear, we want a majority of current directors removed but our firm would be satisfied to obtain directorships consistent with our pro forma ownership with the remainder of the new directors being comprised of independent board members that will put the interests of the stockholders first.

          o It is wholly inaccurate to portray our intentions as a short-term profit motive at the expense of other stockholders. Our proposal gives other stockholders not only an immediate premium to the current stock price to the extent they participate in the tender offer but also permits each stockholder to participate, with us as the largest stockholder on a continuing basis, in the upside of the Company on the non-tendered portion of their holdings.

          o Your filing also stated that our proposal reflected a valuation for the Company that was lower than our initial valuation. The stockholders will be afforded the opportunity to decide for themselves whether the valuation reflected in the tender offer is appropriate in deciding whether or not to tender their shares. Moreover, in our opinion your poor management execution has made the Company worth less than it could be under the right plan;


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June 28, 2007
Page 2





that you would essentially highlight your failures in the process of ignoring our proposals strikes us as ironic.

          Fundamentally, Mr. Blau's letter makes clear that you prejudged that our proposal was not in the best interest of the stockholders based on some sort of "initial review". Nevertheless, in good faith, we did as Mr. Blau requested and met with the Company's advisers in the hopes of discussing our proposal and negotiating the terms of our public recapitalization plan. As the attached presentation that we provided at the meeting with the Company's financial advisers clearly states, we were open to modify any and all terms of our public recapitalization proposal including, but not limited to:

          o  Tender price;
          o  Tender percentage;
          o  Financing structure;
          o  Composition of the board of directors;
          o Modifications to Griffon's corporate governance and executive compensation;
          o The restructuring firm we feel is required to dramatically reduce the Company's cost structure (as opposed to a part-time CEO focused on Aeroflex issues); and,
          o  The size of our equity commitment.

          We also note the positive response to two recent sizeable recapitalizations. Expedia is repurchasing 42% of its outstanding shares in a Dutch Tender and Home Depot has increased its repurchase to over $40 billion. In fact, the initial reaction to our plan was quite positively received by the market only to be squashed by the Company's lack of consideration and continued entrenchment as reflected in the 8K filing. Further, we note that our analysis and actions seem to be supported by Rochdale Securities June 22, 2007 report on the Company. Their one objection related to board control and hopefully our position on this issue as stated to your advisers and in this letter has addressed this concern.

          While the Company's financial advisers were polite in our meeting, it was clear that neither they nor the Board has any current intention to negotiate the terms of our proposal, and instead of providing guidance as to what modifications would be necessary for the Company to proceed with such a proposal, we were informed that our proposal would merely be incorporated into the broader strategic review process and reviewed only upon completion of such process. When we asked about the timing of this process, the response was ambiguous and your advisers suggested that we be patient.

          In any case, we fail to understand how executive compensation reduction and improvement of the Company's governance is in any way precluded by a "global" review of strategic options. We urge the Board to implement these changes IMMEDIATELY. For example,


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June 28, 2007
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Griffon scores a paltry 15.1% Corporate Governance Quotient according to
Institutional Investor Services while your competitor, EDO Corporation, scores a 93.7%. Perhaps coincidently but no less comforting to Griffon shareholders, EDO's stock has appreciated approximately 40% this year.

          If the Company does not implement at least these changes immediately, we intend to commence a solicitation to call a special meeting of shareholders (your management-entrenching 66% threshold notwithstanding). At the special meeting, we would ask stockholders to vote on matters relating to improving corporate governance and stockholder value. We would urge the trustees of the ESOP to vote in a manner consistent with other stockholders.

          We also strongly urge the Board not to attempt to add a poison pill, as this would only serve to further entrench management at the expense of stockholders.

          As we stated to your advisers, we ARE long-term stockholders. However we cannot stand idly by to support the continuation of a decline in stock price of over 15% since January 1, 2005 through June 18, 2007, while the S&P Index has risen over 26% during the same time period. The outsized compensation received by management and approved by the Board while the stock has languished is in our opinion contrary to all reasonable business judgment. We are frankly surprised the Board would condone such action.

          While we are not slowing our efforts to make this Company responsive to stockholders and to maximize its potential value, again we are open to REAL negotiations and would be willing to again meet with your advisers prior to receiving the required consents to call a special meeting. We would also welcome the opportunity to directly address you on these opportunities.




THE CLINTON GROUP



/s/ Conrad Bringsjord
-----------------------
Conrad Bringsjord
Managing Director


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                              GRIFFON CORPORATION



                              DISCUSSION MATERIALS



                                 June 19, 2007








                                 [LOGO OMITTED]

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SENIOR MANAGEMENT COMPENSATION
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>  Griffon management compensation far exceeds that of its peers...

                   Comparison of Management Compensation (1)





                             Market                                                                Total      Restricted Shares /
Company                      Cap (2)   Position        Name                  Base       Bonus    Cash Comp.        Options *
------------------------------------------------------------------------------------------------------------------------------------
Griffon Corp.              $     675      CEO       Harvey Blau          $  921,000  $4,089,000  $5,010,000       1,818,000
Griffon Corp.              $     675      CFO       Eric Edelstein       $  500,000  $  350,000  $  850,000         125,000
Griffon Corp.              $     675    Treasurer   Patrick Alesia       $  380,000  $  260,000  $  640,000         126,500


COMPARABLE COMPANIES: DEFENSE
EDO Corp.                  $     724      CEO       James Smith          $  650,000  $      -    $  650,000
EDO Corp.                  $     724   CFO / Treas. Frederic Bassett     $  320,049  $      -    $  320,049

Argon ST, Inc.             $     464      CEO       Terry Collins        $  360,244  $   60,000  $  420,244
Argon ST, Inc.             $     464   CFO / Treas. Victor Sellier       $  334,680  $  100,000  $  434,680

Herley Industries          $     254      CEO       Myron Levy           $  685,755  $  477,377  $1,163,132
Herley Industries          $     254      CFO       Kevin Purcell        $  220,000  $      -    $  220,000
Herley Industries          $     254    Treasurer             NA (4)             NA          NA          NA


COMPARABLE COMPANIES: PLASTICS
Tredegar                   $     862      CEO       John D. Gottwald (3) $  245,833  $      -    $  245,833
Tredegar                   $     862   CFO / Treas. D. Andrew Edwards    $  262,276  $      -    $  262,276


COMPARABLE COMPANIES: BUILDING PRODUCTS
American Standard          $  12,111      CEO       Frederic Poses       $1,000,000  $      -    $1,000,000
American Standard          $  12,111      CFO       G. Peter D'Aloia     $  600,000  $      -    $  600,000
American Standard          $  12,111    Treasurer             NA (4)          NA (4)         NA          NA

Universal Forest Products  $     886      CEO       Michael Glenn        $  413,234  $   29,098  $  442,332
Universal Forest Products  $     886      CFO       Michael Cole         $  209,268  $   26,510  $  235,778
Universal Forest Products  $     886    Treasurer             NA (4)     $       NA  $       NA  $       NA

American Woodmark          $     552      CEO       James Gosa           $  607,954  $  231,129  $  839,083
American Woodmark          $     552      CFO       Jonathan Wolk        $  255,192  $  109,901  $  365,093
American Woodmark          $     552    Treasurer             NA (4)             NA          NA          NA


(1) All compensation figures reflect amounts awarded in the prior fiscal year, and are as of the most recent 14-A filing.
(2) Market capitalization as of June 15, 2007 (Source: Bloomberg).
(3) Mr. Gottwald's 2006 salary reflects $8,333 for January-February service as Chairman, and $237,500 thereafter for CEO compensation.
(4) Treasurer position does not exist at company.

* ON AUGUST 3, 2006, MR. BLAU RECEIVED 50,000 SHARES OF RESTRICTED STOCK. AS OF FEBRUARY 2, 2007, MR BLAU HOLDS 1,768,000
SHARES OF COMMON STOCK ISSUABLE WITH RESPECT TO OPTIONS CURRENTLY EXERCISABLE. AS OF THE SAME DATE, MR. EDELSTEIN HOLDS 125,000
SHARES OF COMMON STOCK ISSUABLE WITH RESPECT TO OPTIONS CURRENTLY EXERCISABLE. ON AUGUST 3, 2006, MR. ALESIA RECEIVED 15,000
SHARES OF RESTRICTED STOCK AND HOLDS 111,500 SHARES OF COMMON STOCK ISSUABLE WITH RESPECT TO OPTIONS CURRENTLY EXERCISABLE AS OF
FEBRUARY 2, 2007.



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



SENIOR MANAGEMENT COMPENSATION
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>  Based on this analysis, if Griffon executive compensation was in-line with that of its comparables, and if redundant CFO/Treasurer positions were eliminated, the Company would save in excess of $5 million, or $0.11 per share on an after-tax basis.

> At 15x, this savings would represent in excess of $1.65 in stock value per share.















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SENIOR MANAGEMENT COMPENSATION
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>  Excessive compensation has persisted while the stock price has been range-
   bound for several years.
   -- The price is down 15.8% from 1/1/05 to Monday's close while the S&P 500 has risen 26.4%.


                               [GRAPHIC OMITTED]
















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



CLINTON GROUP PROPOSAL
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>  Governance Changes
   -- Shareholder vote requirement to call a special meeting be amended to 20% from 66.7%.

   --  Staggered BOD be amended to a declassified BOD.

   --  BOD member removal by shareholder vote, with or without cause.

   --  Separate the roles of Chairman and CEO.

   --  BOD oversight which will serve to limit executives' outside obligations.

   --  Executive employment and pay packages to be voted on by shareholders.

   -- Diversification, greater independence, and significant ownership added to the BOD.

   -- Simple majority vote versus supermajority vote for acquisition or merger proposals.





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



CLINTON GROUP PROPOSAL
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>  Levered Recapitalization
   -- $25 per share public recapitalization entitling existing shareholders to have 50% of their shares purchased.
   --  Sources of funding include:
       o  $395 million in first lien bank financing.
       o  $130 million in second lien bank financing.
       o Approximately $65 million from Clinton Group and its affiliates, and/or co-investors
   -- At ~5x, the leverage ratio is manageable given the current credit environment.
   --  Contingencies include:
       o  Clinton Group appointing the majority of the Directors to the Board.
       o  Adoption of our proposed governance modifications.
       o  Mr. Blau to be designated Non-Executive Chairman.
       o  Engagement of a restructuring firm to be chosen by Clinton Group.
       o  Completion of due diligence and funding.
       o The creation of equity incentive plans for the management teams of the subsidiaries.






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CLINTON GROUP PROPOSAL
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>  Our proposal is negotiable with respect to:
   --  Tender Price
   --  Tender Percentage
   --  Financing Structure
   --  BOD Composition
   --  Governance Modifications
   --  Restructuring Firm
   --  Equity Commitment

>  We have received multiple proposals regarding transaction financing.
   -- The composition of the financing itself is not relevant with respect to agreeing to pursue a transaction.
   -- The current financing market is more than capable of financing our proposal.

> Nonetheless, we are more than happy to refine our financing proposal if the Company agrees to pursue a transaction within certain parameters.

>  Tell us what gets a transaction completed.


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